 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 On April 15, 2024, PainReform Ltd. (the “Company), entered into a definitive securities purchase agreement (the “Purchase Agreement”) with investors for the purchase and sale in a public offering on a reasonable best efforts basis (the “Offering”) of (i) 447,500 of the Company’s ordinary shares (the “Shares”), par value NIS 0.30 per ordinary share (the “Ordinary Shares”), (ii) 4,552,500 pre-funded warrants to purchase 4,552,500 Ordinary Shares (the “Pre-Funded Warrants”), and (iii) 5,000,000 warrants to purchase 5,000,000 Ordinary Shares (the “Investor Warrants”), at a purchase price of $0.80 per Share and accompanying Investor Warrant and $0.7999 per Pre-Funded Warrant and accompanying Investor Warrant.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.0001 per Ordinary Share and will not expire until exercised in full. The Investor Warrants have an exercise price of $0.80 per Ordinary Share, are immediately exercisable, and may be exercised until April 18, 2029.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, subject to limited exceptions, the Purchase Agreement provides that for a period of one year following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. In addition, pursuant to the Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of sixty (60) days following the closing of the Offering.

In addition, the Company also has agreed to amend the terms of certain existing warrants to purchase up to an aggregate of 935,792 Ordinary Shares that were previously issued in December 2023 (the “December 2023 Warrants”). Pursuant to the terms of the amendment (the “Warrant Amendment”), effective upon the closing of the Offering, the exercise price of the December 2023 Warrants will be reduced to $0.80 and expiration date of the December 2023 Warrants will be amended to five (5) years following the date of closing of the Offering.

Pursuant to a letter agreement (the “Engagement Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), the Placement Agent acted as the sole placement agent, on a “best efforts” basis, in connection with the Offering. Pursuant to the Engagement Agreement, the Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company in the Offering and also agreed to reimburse the Placement Agent for certain of its offering-related expenses, including a management fee of 1.0% of the gross proceeds raised in the Offering, non-accountable expenses in the amount of $50,000, legal fees and expenses and other out-of-pocket expenses in an amount up to $100,000 and clearing expenses in the amount of up to $15,950. Under the terms of the Engagement Agreement, the Company also issued to the Placement Agent warrants to purchase up to 350,000 Ordinary Shares, representing 7.0% of the sum of the Shares and Pre-Funded Warrants sold in the Offering (the “Placement Agent Warrants”). The Placement Agent Warrants have an exercise price of $1.00 per Ordinary Share, are exercisable beginning April 18, 2024 and may be exercised until April 15, 2029.

The gross proceeds to the Company from the Offering are approximately $4.0 million before deducting estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering to advance its clinical studies and for general corporate purposes. The Offering is expected to close on or about April 18, 2024, subject to satisfaction of customary closing conditions.

The Offering was made pursuant to a registration statement on Form F-1 (File No. 333-277594), previously filed by the Company with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on April 15, 2024.

The foregoing descriptions of the Purchase Agreement, the Warrant Amendment, the Pre-Funded Warrants, the Investor Warrants and the Placement Agent Warrants are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Form 6-K, including the exhibits attached hereto, is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration Nos. Registration No. 333-257968 and 333-265902), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about April 18, 2024. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in offerings of this nature in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Current Report.

EXHIBIT INDEX

Exhibit No.	Description

10.1
Form of Securities Purchase Agreement (included as Exhibit 10.23 to our Registration Statement on Form F-1 (Registration No. 333-277594) as filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference)

10.2
Form of Pre-Funded Warrant (included as Exhibit 4.2 to our Registration Statement on Form F-1 (Registration No. 333-277594) as filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference)

10.3
Form of Investor Warrant (included as Exhibit 4.3 to our Registration Statement on Form F-1 (Registration No. 333-277594) as filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference)

10.4
Form of Placement Agent Warrant (included as Exhibit 4.4 to our Registration Statement on Form F-1 (Registration No. 333-277594) as filed with the Securities and Exchange Commission on April 15, 2024, and incorporated herein by reference)

10.5	Form of Warrant Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PainReform Ltd.

Date: April 17, 2024	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer